UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Argyle Security, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
040311102
(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,300,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300,100 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 7 Pages

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 7 Pages

CUSIP No.	893522 20 1

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,369,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,369,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,369,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 7 Pages

CUSIP No.	893522 20 1
Amendment No. 10 to Schedule 13D
This Amendment No. 10 to Schedule 13D (this “Tenth Amendment”) amends and supplements the Schedule 13D originally filed on May 5, 2008, as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on June 2, 2009, Amendment No. 4 filed on June 5, 2009, Amendment No. 5 filed on June 11, 2009, Amendment No. 6 filed on June 16, 2009, Amendment No. 7 filed on August 5, 2009, Amendment No. 8 filed on October 1, 2009 and Amendment No. 9 filed on December 17, 2009 (together, the “Schedule 13D”), and relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). This Tenth Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons.”

Item 4.	Purpose of the Transaction.
Paragraphs (i) and (j) of Item 4 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Tenth Amendment, as follows:
On March 30, 2010, the Issuer filed a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to (i) terminate the registration of its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) suspend its duty to file reports under Sections 13 and 15(d) of the Exchange Act. In connection with this filing, on March 30, 2010, the Issuer entered into a Standstill and Protective Measures Agreement with Fund IV and Fund IV Coinvest (the “Agreement”).
Pursuant to the Agreement, until December 31, 2010 (and subject to certain limitations), neither Fund IV or Fund IV Coinvest nor any of their affiliates will, directly or indirectly, or otherwise participate in, (a) any acquisition of any shares of Common Stock or common stock of any of the Issuer’s subsidiaries, including through any tender offer or similar mechanism or (b) any transaction that would have the effect of the acquisition of such common stock, including for example a cash out merger or other business combination or a reverse stock split by the Issuer; provided, however, the foregoing limitations shall not apply if (i) notice of such proposed transaction is provided to the Issuer by Fund IV, Fund IV Coinvest or any of their affiliates, (ii) such proposed transaction would not result in Fund IV, Fund IV Coinvest and/or their Affiliates owning 90% or more of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (excluding the Common Stock which may be issued pursuant to certain convertible securities of the Issuer held by Fund IV and Fund IV Coinvest), and (iii) with respect to an acquisition under clause (a) above only, such acquisition is the result of an unsolicited offer made by a stockholder of the Issuer to sell its shares of Common Stock to one or more of Fund IV, Fund IV Coinvest or any of their affiliates.

Page 5 of 7 Pages

CUSIP No.	893522 20 1
Notwithstanding the above, the above limitations do not apply with respect to (i) any capital funding provided by Fund IV, Fund IV Coinvest or their affiliates that the board of directors of the Issuer (the “Board”) determines in good faith is necessary to (A) avoid a pending or anticipated default under the existing loan agreements of the Issuer or any of its subsidiaries, (B) support bonding lines critical to the business of the Issuer or any of its subsidiaries, (C) provide additional working capital and general corporate expenses to the Issuer or any of its subsidiaries in the event of a shortfall of unrestricted cash or (D) pay for costs specifically related to a critical project of the Issuer or any of its subsidiaries, (ii) any transaction, such as a cash out merger or reverse split, that the Board determines in good faith is necessary to avoid the potential that the Issuer may revive its reporting obligations under Section 13 or Section 15(d) of the Exchange Act based on the number of its stockholders of record of Common Stock, warrants or units to purchase common stock and warrants, (iii) any acquisition of Common Stock by Fund IV or Fund IV Coinvest as a result of the conversion of any securities of the Issuer held as of the date of the Agreement or (iv) any acquisition effected with the approval of a special committee of the Board comprised solely of independent, disinterested directors.
In addition, until December 31, 2010, Fund IV and Fund IV Coinvest agree to defer payment of accrued interest under certain convertible notes of the Issuer which they hold and defer requests for reimbursement of certain legal costs incurred in prior dealings with the Issuer.
The foregoing description of the Agreement is qualified in its entirety by the actual terms of the form of Agreement filed herewith as Exhibit B. The press release filed by the Issuer with respect to the actions described in this Item 4 is filed herewith as Exhibit C.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Tenth Amendment, as follows:
See the discussion of the Agreement and the related transactions in Item 4 above.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Tenth Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Tenth Amendment.
Exhibit B — Form of Standstill and Protective Measures Agreement dated March 30, 2010 by and among the Issuer, Fund IV and Fund IV Coinvest.
Exhibit C — Press Release of the Issuer dated March 30, 2010.

Page 6 of 7 Pages

CUSIP No.	893522 20 1
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 30, 2010

MEZZANINE MANAGEMENT FUND IV A, L.P.
By:	/s/ Dudley R. Cottingham
	Name:	Dudley R. Cottingham
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.
By:	/s/ Dudley R. Cottingham
	Name:	Dudley R. Cottingham
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ Dudley R. Cottingham
	Name:	Dudley R. Cottingham
	Title:	Authorized Signatory

Page 7 of 7 Pages